ATCO
GROUP

Corporate Office

04035083

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

May 26, 2004

SUPPL

RECEIVED JUN 03 2004 181 SEC MAIL PROCESSING SECTION WASH. D.C.

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release, Filed May 25th, 2004

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

ATCO Ltd.
A Member of the ATCO Group of Companies

PROCESSED
JUL 01 2004
THOMSON FINANCIAL

Sharlene C. Mitchell, STI
Corporate Secretarial Department

dw 7/1

Enclosure(s)

ATCO GROUP

News Release

ATCO LTD. & CANADIAN UTILITIES LIMITED
Corporate Head Office: 1500, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500 Fax: (403) 292-7532

For Immediate Release

May 25, 2004

ATCO Ltd. Normal Course Issuer Bid

ATCO Ltd. (the "Corporation") has filed a Notice of Intention to Make a Normal Course Issuer Bid (the "Notice") with the Toronto Stock Exchange (the "Exchange") pursuant to which the Corporation indicated that it intends to make a normal course issuer bid for certain of its outstanding Class I Non-Voting Shares on the terms set forth in the Notice. At the time of filing the Notice, the board of directors of the Corporation was of the belief, and continues to be of the belief, that the purchase of the Class I Shares from time to time at appropriate prices will minimize any dilution resulting from the exercise of stock options to purchase Class I Shares and is an advantageous use of the Corporation's funds. As a result, at such time as the Class I Shares become available at prices which make them an attractive investment to the Corporation and an appropriate use of the Corporation's funds, the Corporation shall make normal course purchases through the facilities of the Exchange in accordance with the Notice.

On May 17, 2004, 26,301,481 Class I Shares were outstanding. Under the rules of the Exchange, in the period commencing on May 27, 2004 and ending on May 26, 2005, the Corporation may acquire up to 1,315,074 Class I Shares of the Corporation, being approximately 5% of the Class I Shares outstanding as at May 17, 2004. If market conditions permit, the Corporation presently anticipates that it will acquire up to 789,044 Class I Shares, which number represents 3% of the Class I Shares outstanding as at May 17, 2004. Any shares purchased pursuant to the Notice will be cancelled. Shares will be purchased at the market price of the shares at the time of purchase and will be purchased on behalf of the Corporation by a registered investment dealer through the facilities of the Exchange. The funding for any purchase of Class I Shares pursuant to the normal course issuer bid will be financed out of working capital of the Corporation.

The Corporation purchased 83,000 Class I Shares at an average trading price of $47.20 during the 12-month period preceding the date hereof pursuant to a normal course issuer bid which commenced on May 27, 2003 and expires on May 26, 2004. All of such purchases were made by means of open market transactions through the facilities of the Exchange. If market conditions permit, the Corporation intends to purchase additional Class I Shares through the facilities of the Exchange at the market price of such shares at the time of the purchase pursuant to the normal course issuer bid that will expire on May 26, 2004. Trustees under the pension plans of affiliates of the Corporation purchased no Class I Shares during the 12-month period preceding the date hereof.

[more]

A copy of the Notice may be obtained by any shareholder without charge, by contacting the Vice President, Human Resources and Corporate Secretary of the Corporation at the head office of the Corporation.

The ATCO Group of Companies is engaged in electrical power generation, transmission and distribution; natural gas gathering, processing, transmission, storage and distribution; workforce housing; industrial noise abatement; technical services and facilities management.

For further information please contact:

J.A. (Jim) Campbell
Senior Vice President, Finance
& Chief Financial Officer
(403) 292-7502

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

May 26, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Dividend Declaration, Filed May 20th, 2004

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

ATCO Ltd.
A Member of the ATCO Group of Companies

Sharlene C. Mitchell, STI
Corporate Secretarial Department

Enclosure(s)

FILE NO. 82-34745

ATCO GROUP

NewsRelease

ATCO LTD. & CANADIAN UTILITIES LIMITED
Corporate Head Office: 1500, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500 Fax: (403) 292-7532

ATCO Ltd. Declares Quarterly Dividend

CALGARY, May 19, 2004 – The Board of Directors of ATCO Ltd. has declared the following quarterly dividends:

Shares	TSX Stock Symbol	Dividend Per Share ($)	Record Date (2004)	Payment Date (2004)
Class I Non-Voting	ACO.X	0.35	16-Jun	30-Jun
Class II Voting	ACO.Y	0.35	16-Jun	30-Jun

ATCO Group is an Alberta based corporation with a worldwide organization of companies and more than 7,000 employees engaged in Power Generation, Utilities, Logistics and Energy Services, Industrials and Technologies. More information about ATCO Ltd. can be found on the website, www.atco.com.

Contact: J.A. Campbell
Senior Vice President, Finance
And Chief Financial Officer
ATCO Ltd.
(403) 292-7502

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

May 26, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Form 51-102F3, Material Change Report, Filed May 14th, 2004

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

ATCO Ltd.
A Member of the ATCO Group of Companies

Sharlene C. Mitchell, STI
Corporate Secretarial Department

Enclosure(s)

FORM 51-102F3

MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

ATCO Ltd.
1400, 909-11th Avenue S.W.
Calgary, Alberta T2R 1N6

(hereinafter referred to as the "Corporation")

2. **Date of Material Changes:**

May 4, 2004

3. **News Releases**

Press releases setting forth certain particulars of the material changes described herein were issued at Calgary, Alberta on April 26, 2004 and May 4, 2004, respectively.

4. **Summary of Material Changes:**

On May 4, 2004, the ATCO Group closed the transfer of the retail energy supply businesses of ATCO Gas and Pipelines Ltd. ("ATCO Gas") and ATCO Electric Ltd. ("ATCO Electric") to Direct Energy Marketing Limited a subsidiary of Centrica plc, and one of its affiliates (collectively "DEML") for aggregate consideration of $90 Million, of which $45 Million was paid at closing with the remainder to be paid 12 months following closing.

5. **Full Description of Material Changes:**

On May 4, 2004, ATCO Gas, ATCO Electric and DEML closed the transfer of the retail energy supply businesses of ATCO Gas and ATCO Electric to DEML. The transaction was previously announced in December 2002. Amendments to the previously announced transaction, which occurred primarily as a result of legislative amendments and regulatory changes in 2003, include proceeds of $90 million (reduced from the originally announced $128 million), of which $45 million was paid at closing, with the remainder to be paid 12 months following closing.

Under the various transaction agreements, ATCO Gas and ATCO Electric have transferred to DEML certain retail functions, including the supply of natural gas and electricity to customers and billing and customer care functions.

If DEML fails to perform all or part of the transferred functions, ATCO Gas and ATCO Electric will be required under existing legislation to perform such functions in the interim until DEML is able to perform such functions. In certain events (including where DEML fails to supply natural gas and/or electricity and ATCO Gas and/or ATCO Electric are ordered by the Alberta Energy and Utilities Board ("AEUB") to do so), the agreements will terminate and the functions will revert to ATCO Gas and/or ATCO Electric with no refund of the purchase price to DEML by ATCO Gas and/or ATCO Electric. In certain circumstances, if DEML is restrained or prohibited from carrying out the transferred functions, all functions

will revert to ATCO Gas and ATCO Electric and a portion of the purchase price will be refunded to DEML, depending upon the timing of any such reversion.

Centrica plc, DEML's parent, has provided a $300 million guarantee supported by a $235 million letter of credit in respect of DEML's obligations to ATCO Gas, ATCO Electric and ATCO I-Tek Business Services Ltd. in respect of the ongoing relationships contemplated under the transaction agreements. The Centrica guarantee and letter of credit include limits for certain categories of claims, which limits cease to apply if the agreements are terminated. If the amount available to be drawn under the letter of credit at any time falls below $200 million, the agreements with DEML will terminate and the functions will revert to ATCO Gas and ATCO Electric with no refund of the purchase price to DEML by ATCO Gas and ATCO Electric.

Canadian Utilities Limited has provided a guarantee of ATCO Gas', ATCO Electric's and ATCO I-Tek Business Services Ltd.'s payment and indemnity obligations in respect of the ongoing relationships contemplated under the transaction agreements.

DEML has entered into a 10 year contract effective May 4, 2004, with ATCO I-Tek Business Services Ltd. to provide billing and call centre services to ensure continued quality customer service. DEML has the ability to terminate this contract after the fifth anniversary upon immediate payment of termination fees which decline over the remaining term of the contract.

ATCO Gas and ATCO Electric have also agreed not to compete in the regulated and unregulated retail energy business in Alberta for a period of ten years.

For further details, refer to the Corporation's press releases of April 26, 2004 and May 4, 2004 and the Corporations first quarter Management's Discussion and Analysis.

6. Reliance on subsection 7.1(2) or (3) of NI 51-102:

N/A

7. Omitted Information:

N/A

8. Executive Officer:

For further information concerning the material change described herein, please contact:

Siegfried Kiefer
Vice President, Information Technology
& Chief Information Officer
ATCO Group
(403) 292-7652

DATED at Calgary, Alberta the 14th day of May, 2004.